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May 13, 2016

FILED VIA EDGAR

Mark Cowan, Senior Counsel

Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Victory Portfolios

File Nos.: 333-210661; and 811-04852

Dear Mr. Cowan:

On behalf of Victory Portfolios (the “Registrant”), we submit this response to the comments from the Staff of the Securities and Exchange Commission (the “Commission”) relating to the Registrant’s Registration Statement on Form N-14 (File No. 333-210661), filed on April 8, 2016 (the “Form N-14”).  The Form N-14 included on its cover page a “delay amendment” to delay its effective date until the Registrant files a further amendment concerning effectiveness.

We expect that the Registrant will file with the Commission a pre-effective amendment to Form N-14 on or about May 13, 2016, incorporating the responses to the Staff’s comments described below.  We ask that the Commission accelerate effectiveness of the Form N-14 as soon as possible after the filing of the pre-effective amendment.

Below we identify in bold the Staff’s comment, and note in regular type our response.  Capitalized terms used but not defined in this letter have the meanings assigned to them in the Form N-14.  We have attempted to restate the Staff’s comments accurately, which were provided orally on April 22, 2016.

When a comment specific to one section of the Form N-14 would apply to similar disclosure elsewhere in the Form N-14, we will make changes consistently throughout the Form N-14, as appropriate.

1)                                     General Comment

Fee Waiver.  The disclosure states that the fee waiver with respect to the Victory Strategic Allocation Fund (the “Acquiring Fund”) expires in February 2017.  It is the Staff’s policy that fee waivers must extend for at least one year beyond the effective date of the Form N-14.

Response:  The Registrant has extended the fee waiver with respect to the Acquiring Fund through at least June 30, 2017, and will revise the disclosure consistent with the fee waiver period.

2)                                     Accounting Comments

a)                                     Page 2, Common Questions and Answers About the Proposed Reorganization, “Who will pay the expenses relating to the Reorganization?”: Please include the total amount of estimated reorganization costs and how they will be allocated to the Funds.  Please note: this disclosure is included in the pro forma financial statements but should also be included here.

Response:  The Registrant will add disclosure to address the Staff’s comment.

b)                                     Page 4, Fund Fees and Expenses: Please confirm, supplementally, whether the amounts disclosed for the Victory CEMP Multi-Asset Balanced Fund (the “Acquired Fund”) and the Acquiring Fund are current.  That is, have they changed from the periods ended June 30 and October 31?  The Staff notes that the December 31, 2015 semi-annual report for the Acquired Fund discloses a higher gross expense ratio than the ratio that is disclosed in the Form N-14 fee table for each class, and it appears that the Adviser waived approximately 20bp with respect to each Class, and that the Form N-14 fee table does not show a waiver.

Response:  The Registrant will update the information for the Acquired Fund as of the semi-annual period ended December 31, 2015.

c)                                      Page 5, Fund Fees and Expenses: The footnote states that the waivers for the Acquiring Fund expire February 28, 2017.  Since the waiver will not be in place for one full year, it cannot be disclosed in the fee table.  See Instruction 3(e) to Item 3 of Form N-1A.  Please adjust all language in the Form N-14 that references the “net expense ratio” of the Acquiring Fund.

Response:  The Registrant will address the Staff’s comment as set forth in response to Comment 1 above.

d)                                     Page 5, Fund Fees and Expenses: The last paragraph in this section states that a portion of the Acquired Fund’s holdings will be liquidated and other securities will be purchased to be in line with securities held by Acquiring Fund.  Please include disclosure on the estimated amount of the Acquired Fund’s holdings that will be liquidated and also disclose the estimated capital gain distributions (both dollar amount and per share amount) that may arise due to those sales.  In response to this item, please include a discussion of the impact of Acquired Fund’s realignment sales on the determination to use narrative pro forma financial statements per Regulation S-X 11-02(b) or whether a full set of pro forma financial statements would be required.  See Rule 11-02(b), Preparation Requirements, Form and Content.

Response:  The Registrant has updated the discussion to state that approximately two-thirds of the Acquired Fund’s assets are expected to be liquidated and that such sales will be at a loss.  The Registrant notes that, as a fund-of-funds, the Acquired Fund’s holdings are relatively few in number and that the portion of the Fund’s assets expected to be sold are represented by only 17 holdings.  Six current holdings will be retained.  Furthermore, the Registrant believes that the change in holdings does not necessarily represent a significant adjustment in the overall exposure to fixed income versus equity investments, but only to the mutual funds used to obtain that exposure.  As a result, the Registrant believes that the use of narrative pro forma financial statements is appropriate given that there are a limited number of pro forma adjustments and that these are easily understood by shareholders.

e)                                      Page 17, Capitalization: Please note that the table is dated as of March 18, 2016.  Since pro forma financial statements are included in the Statement of Additional Information (“SAI”), the capitalization table should be dated as of the same date of the pro formas (January 31, 2016).

Response:  The Registrant will update the information as of January 31, 2016.

f)                                       Page 2, SAI, Footnote 2, Net Assets: Please include the estimated reorganization costs as an adjustment to the pro forma net assets.

Response:  The Registrant will revise Footnote 2 to include the estimated reorganization costs as an adjustment to the pro forma net assets.

g)                                     SAI, Page 3, Footnote 6, Accounting Survivor: Please provide an analysis under North American Security Trust, SEC No-Action Letter (Aug. 5, 1994) supporting the determination of the Acquiring Fund as the accounting survivor.

Response:  The Registrant will separately provide the analysis in support of the determination that the Acquiring Fund is the accounting survivor.

h)                                     General Pro Forma Financial Statement Comment: Please disclose all related party items including terms of advisory agreements, distribution agreements, etc. as applicable.

Response:  The Registrant will add disclosure to address the Staff’s comment.

3)                                     Page ii:  Please include file numbers for each filing incorporated by reference.

Response:  The Registrant will add disclosure to address the Staff’s comment.

4)                                     Page 1, Common Questions and Answers About the Proposed Reorganization: Please clarify whether shareholders will receive fractional shares in connection with the Reorganization.

Response:  The Registrant will add disclosure to address the Staff’s comment.

5)                                     Page 2, Common Questions and Answers About the Proposed Reorganization, “Will I have to pay any federal income taxes as a result of the Reorganization?”: Please revise the answer to this question in light of the disclosure on page 5 of the Form N-14, which states, in summary, that shareholders may incur a tax liability to the extent there is a capital gain that results from the sale of portfolio securities of the Acquired Fund.

Response:  The Registrant believes that no change is necessary to the above-referenced question in the section entitled “Common Questions and Answers about the Proposed Reorganization.”  However, the Registrant has revised the disclosure on page 5 of the Form N-14 by deleting “[i]n conjunction with,” and replacing it with “[p]rior to.”

6)                                     Page 2:  Common Questions and Answers About the Proposed Reorganization, “Will I continue to be able to exchange my shares for shares of other funds in the Victory family of mutual funds?”: Please clarify the response to this question to state that “Before and after the Reorganization . . . .”

Response:  The Registrant will add disclosure to address the Staff’s comment.

7)                                     Page 2:  Common Questions and Answers About the Proposed Reorganization, “Who will pay the expenses relating to the Reorganization?”: Please clarify the response to this question to indicate the impact to shareholders bearing the cost of the Reorganization, and how these costs will be allocated among the Funds.

Response:  The Registrant will add disclosure to address the Staff’s comment.

8)                                     Page 2:  Common Questions and Answers About the Proposed Reorganization, “How do I vote my shares?”: Please clarify the response to this question to include what happens with respect to proxy cards that are improperly executed.

Response:  The Registrant will add disclosure to address the Staff’s comment.  Proxy cards that are not properly executed will not be counted towards approval or disapproval of the proposal, and may not be included for purposes of determining a quorum, depending on the nature of the deficiency.

9)                                     Page 3: Summary of the Proposed Reorganization:  The first sentence of the introductory paragraph qualifies the disclosure, in its entirety, by referencing the Reorganization Agreement.  Please delete this, and, instead, consider highlighting the material terms of Reorganization Agreement.

Response:  The Registrant will revise the disclosure to address the Staff’s comment.

10)                              Page 3, Summary of the Proposed Reorganization: Please disclose whether the Board, including all of the independent trustees, has also approved the Reorganization Agreement on behalf of the Acquiring Fund.

Response:  The Registrant will add disclosure to address the Staff’s comment.

11)                              Page 3, Comparison of Fees and Expenses: Please clarify that the fees and expenses referenced are only lower during the waiver period, as revised.

Response: The Registrant will add disclosure to address the Staff’s comment.

12)                              Page 4, Fund Fees and Expenses: The second bullet point on page 4 states that “[c]olumn 2 reflects the actual fees and expenses for the Strategic Allocation Fund, as of its most recent fiscal year ended October 31, 2015, as restated to reflect current contractual fees.”  Please clarify what “as restated to reflect current contractual fees” means.

Response:  The Registrant has revised the disclosure to state: “. . . as restated to reflect current contractual advisory fees, which were reduced when the Strategic Allocation Fund changed its investment strategy to a fund-of-funds strategy on December 30, 2015.”

13)                              Page 5, Expense Example, Footnote 2:  Please consider removing Footnote 2 as this footnote is not required by the form.

Response: The Registrant has considered the Staff’s comment and prefers not to remove Footnote 2 on page 5.  The Registrant believes that this footnote is useful to shareholders’ understanding of the disclosure, because the Registrant believes that most shareholders are not aware of the meaning of the term “acquired fund fees and expenses” or “AFFE.”

14)                              Page 5, Expense Example, Footnote 3: Footnote 3 states that the Adviser is permitted to recoup advisory fees waived and expenses reimbursed by it or by the Acquired Fund’s predecessor fund for a period of time.  Please disclose whether this will be in effect after the Reorganization.

Response: The Registrant has revised the footnote to make clear that the Adviser will be permitted to recoup amounts waived and/or reimbursed by it under the Acquired Fund’s Expense Limitation Agreement following the Reorganization, subject to the terms of the Acquiring Fund’s Expense Limitation Agreement.

15)                              Page 5, Expense Example: Please clarify whether the fee waivers are reflected in the example in the first year.

Response: The Registrant will add disclosure to address the Staff’s comment.

16)                              Page 6, Comparison of Investment Objectives and Principal Investment Strategies: Please state what, if any, differences there are between the Funds, and the impact the differing investment objectives and principal investment strategies may have on shareholders.

Response:  The Registrant will add disclosure to address the Staff’s comment.

17)                              Page 6, Performance:  The first introductory paragraph to this disclosure references multiple “indices.”  Please clarify the disclosure and refer to one, broad-based index per Fund, to the extent applicable.

Response: The Registrant will revise the disclosure to address the Staff’s comment.

18)                              Page 6, Performance: The second paragraph to this disclosure states that the historical performance of the Acquiring Fund was achieved when it invested directly and indirectly in equity securities, debt securities and cash equivalents.  Please clarify the disclosure to further explain the Acquiring Fund’s change in investment strategy.

Response: The Registrant will add disclosure to address the Staff’s comment.

19)                              Pages 6-7, Performance Table:  Footnote 2 to the Acquired Fund’s performance table includes a description of the Acquired Fund’s indices.  Please move this disclosure to the narrative before the bar chart consistent with the requirements of the form.

Response: The Registrant will revise the disclosure to address the Staff’s comment.

20)                              Page 8, Performance:  The narrative discussion before the bar chart includes a description of the broad-based and secondary indices.  Please revise the narrative disclosure such that the secondary indices are described.

Response: The Registrant will revise the disclosure to address the Staff’s comment.

21)                              Page 8, Bar Chart:  Please include disclosure after the bar chart that states that the Acquiring Fund’s strategy to invest in underlying funds commenced on December 30, 2015, and historical performance may have been different if current strategies had been in place during the prior periods.

Response: The Registrant will add the disclosure to address the Staff’s comment.

22)                              Page 9, Performance, Dividends and Distributions: The disclosure in this section states that “[f]ollowing the Reorganization, shareholders of the Balanced Fund that have elected to receive distributions in cash will continue to receive distributions in cash from the Strategic Allocation Fund.”  Please clarify this disclosure.

Response: The Registrant will revise the disclosure to address the Staff’s comment.

23)                              Page 9, Comparison of Investment Objectives, Principal Investment Strategies and Risks of Investing in the Funds: The first sentence of the introductory paragraph qualifies the disclosure, in its entity, by referencing the description of the respective investment objectives, principal investment strategies and risk included in each Fund’s prospectus.  Please consider deleting this qualification.

Response: The Registrant will revise the disclosure to address the Staff’s comment.

24)                              Page 11, Fundamental Investment Policies: The disclosure states that the “Funds have also adopted certain fundamental investment policies, which may not be changed without shareholder approval.”  Please clarify this disclosure.

Response: The Registrant has revised the disclosure to state that the “Funds have also adopted certain fundamental investment policies, which may only be changed with shareholder approval.”

25)                              Page 13-14, Information about the Reorganization:  The second to last sentence paragraph of this section states that “[t]he Reorganization Agreement provides that [Victory Portfolios II], on behalf of the Balanced Fund, and/or [Victory Portfolios], on behalf of the Strategic Allocation Fund, may waive compliance with any of the covenants or conditions made therein for the benefit of the Fund.”  Please cross-reference the Reorganization Agreement or state the covenants and conditions that may be waived.

Response: The Registrant will revise the disclosure to address the Staff’s comment.

26)                              Page 15, Reasons for the Reorganization: Please disclose if there was any consideration by the Board surrounding whether the costs would be borne by the Funds or the adviser.

Response: The Registrant will add disclosure to address the Staff’s comment.

27)                              Page 17, Shareholder Matters: Please add disclosure regarding how shareholders may submit proposals.

Response: The Registrant will add disclosure to address the Staff’s comment.

28)                              Page 19, Additional Information about the Funds: Please include the file numbers of the referenced filings.

Response: The Registrant will add disclosure to address the Staff’s comment.

29)                              Page 19, Voting Information: Please include disclosure that describes what happens if proxy cards are improperly executed.

Response: The Registrant will add disclosure to address the Staff’s comment.

30)                              Page 20, Proxy Solicitation:  In the second paragraph of this section, the disclosure states that “[a]s the Meeting date approaches, certain shareholders of the [Acquired] Fund may receive a telephone call from a representative . . .” Please delete “certain.”

Response: The Registrant will revise the disclosure to address the Staff’s comment.

31)                              Page 22, Share Information: The disclosure with respect to Trustee and Officer ownership of Fund shares is bracketed as of the Record Date.  Please update the disclosure.

Response: The Registrant will revise the disclosure to address the Staff’s comment.

32)                              SAI, Page 1: Please include the file numbers of the referenced filings.

Response: The Registrant will add disclosure to address the Staff’s comment.

*          *          *

The Registrant acknowledges that:

(1)                                 It is responsible for the adequacy and accuracy of the disclosure in its Registration Statement;

(2)                                 Staff comments or changes to disclosure in response to Staff comments in its Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

(3)                                 It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States.

Should you have any additional questions, please call me at (212) 468-8053.

Very truly yours,

Jay G. Baris

cc:	Sheila Stout, Division of Investment Management
Leigh A. Wilson, Chairman
Christopher K. Dyer, Victory Capital Management Inc.
Erin G. Wagner, Victory Capital Management Inc.
Michael D. Policarpo, II, Victory Capital Management Inc.
Scott Stahorsky, Victory Capital Management Inc.
Edward J. Veilleux, Chief Compliance Officer
Nathan J. Greene, Shearman & Sterling LLP
S. Elliott Cohan, Morrison & Foerster LLP
Matthew J. Kutner, Morrison & Foerster LLP